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TECHNICAL REPORT AMENDMENT

        We refer to our report entitled "Ocampo, Chihuahua Underground & Surface Mines Mill and Heap Leach: Bankable Feasibility Study", dated November 29, 2004, commissioned by Gammon Lake Resources Inc. (the "Feasibility Study").

        Please accept this letter as our amendment to the Feasibility Study as follows:

  a)
  the following sentence on page 1-4 of the Feasibility Study:

      "The mineral reserves cited in tables 1-2 through 1-4 have been converted into mineral reserves."

    is hereby superceded and replaced by the following sentence:

      "The mineral resources cited in tables 1-2 through 1-4 have been converted into mineral reserves."

  b)
  the Feasibility Study is otherwise unamended, and the foregoing amendment is the only amendment thereto.

Reno, Nevada January 5, 2005	KAPPES, CASSIDAY & ASSOCIATES
"Daniel W. Kappes" Signature
Daniel W. Kappes Name
President Title

STATEMENT of INDEPENDENT QUALIFIED PERSON

        This statement is prepared to accompany the document "Ocampo, Chihuahua, Underground & Surface Mines, Mill and Heap Leach, Bankable Feasibility Study", dated November 29, 2004, and the "Technical Report Amendment" dated January 5, 2004.

1.
The qualified person for this study (exclusive of ore resource and reserve determinations) is:

  Daniel W. Kappes,
  President, Kappes, Cassiday & Associates
  7950 Security Circle,
  Reno, Nevada 89506.

2.
I graduated with the degree Engineer of Mines from Colorado School of Mines in 1966, and with the degree M.S. in Mining Engineering from the Mackay School of Mines in 1972.

3.
I am a Registered Professional Mining Engineer and a Registered Professional Metallurgical Engineer (both registration numbers: 3223) in the State of Nevada.

4.
I have worked as a mining and metallurgical engineer for a total of 34 years.

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, registration as a professional engineer, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI430-101.

6.
I am responsible for the preparation of all aspects of the document "Ocampo, Chihuahua, Underground & Surface Mines, Mill and Heap Leach, Bankable Feasibility Study", dated November 29, 2004, except for the sections and discussions which deal with the determination of ore resources and reserves. I have visited the Ocampo site on several occasions, most recently for four days 20-23 July, 2004. I am also responsible for the preparation of the document "Technical Report Amendment" dated January 5, 2005,

7.
I have had prior involvement with the Ocampo project, which is the subject of the feasibility study. My prior involvement dates back to 1997, and since that time I have worked on the project in a purely consulting role for various clients.

8.
I am not aware of any material fact or material change with respect to the subject matter of the feasibility that which is not reflected in the study, the omission to disclose which makes the feasibility study misleading.

9.
I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.
I have read instrument 43-101 and Form 43-101F1, and this feasibility study has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report and the Technical Report Amendment with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Feasibility Study.

Submitted by,

(Sgd.) "Daniel W. Kappes"

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TECHNICAL REPORT AMENDMENT